Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: January 2018

1.	We inform the capital market agents that, during January 2018, Itaú Unibanco did not purchase its own shares for treasury stock.

2.	Also in January, Itaú Unibanco reallocated in the market the amount of 3,674,707 preferred shares under the stock option plan approved by General Stockholders' Meeting.

3.	Historical information is available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, February 05, 2018.

ALEXSANDRO BROEDEL LOPES

Group Executive Finance Director and Investor Relations Officer